Shareholder Voting Results

  At a Special Meeting of Shareholders of the Fund, held at the offices of Equinox Fund Management, LLC (Equinox), 47
Hulfish Street, Suite 201, Princeton, NJ 08542, on September 12,
2012, shareholders of record at the close of business on June 28, 2012 voted to approve the following proposal:

  Proposal: To approve a new Advisory Agreement by Equinox Funds Trust and Equinox Fund Management, LLC with respect to Equinox Commodity Strategy Fund, a series of Equinox Funds Trust. Advisory Fee increase from 1.08% per annum to 1.35% per annum and Expense Limitation increase, as follows:



Current
Expense
Limitation
Proposed
Expense
Limitation
Class A
1.51%
1.78%
Class C
2.26%
2.53%
Class I
1.26%
1.53%


Shares Voted In
Favor
Shares Voted
Against or
Abstentions
762,925
216,704



Equinox Commodity Strategy Fund
SUPPLEMENTAL INFORMATION (Continued)
 March 31, 2012 (Unaudited)